EXHIBIT 20

COMPANY:   ROBERT K. SEMEL
CONTACT:   (516) 997-7300

                        UNIFLEX REPURCHASES COMMON STOCK


HICKSVILLE,  NY,  JULY 17,  1997 -  Uniflex,  Inc.  (ASE:  UFX),  an  innovative manufacturer and marketer of customized packaging, announced today the repurchase of an aggregate of 379,904 shares of its common stock at a discount of 17 percent from recent market prices. 294,904 shares were purchased from a founding shareholder and former director and 85,000 shares were purchased from Kurt Vetter, First Vice President/Engineering and a director. In addition, options to purchase 17,755 shares of common stock were purchased at the same discount from the founding shareholder and former director. Prior to the repurchases, the Company had approximately 4.3 million shares outstanding.

         Commenting on the repurchases, Robert K. Semel, President and Chief Operating Officer, said, "The personal financial needs of these two individuals required that they sell a large number of shares of common stock and the Company was able to negotiate the repurchases of such shares at a substantial discount to recent market prices. The Board of Directors determined that the Company should take advantage of this one time opportunity which is accretive to earnings and an attractive investment opportunity for the Company."

         Uniflex designs, manufactures and markets a growing line of specialty bags used for packaging, sales and advertising

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promotions,  including  general retail.  Uniflex also  manufactures an expanding line of patented medical products for use in hospitals, medical and dental laboratories and emergency care centers and the ULTRAVAULT(TM), tamper evident cash or document handling envelope. Detailed information about Uniflex products
can  be   found   on  its   World   Wide   Web   page   on   the   Internet   at
http://www.UFline.com.

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